To:   The Trustee of Algonquin Power Trust

We have read the offers to purchase and take-over bid circular of Algonquin
Power Trust dated March 16, 2007 (the "Offers and Circular") made by Algonquin
Power Trust to the unitholders and debentureholders of Clean Power Income Fund.
We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We hereby consent to the incorporation by reference in this Registration
Statement on Form F-8 of our report to the unitholders of Algonquin Power Income
Fund on the consolidated balance sheets of Algonquin Power Income Fund as at
December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years in the two year period ended December 31,
2005. Our report thereon is dated March 7, 2006.

March 22, 2007

(signed) "KPMG LLP"

KPMG LLP
Toronto, Ontario Chartered Accountants